

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

August 3, 2010

via U.S. mail and facsimile

Larry A. Mizel, Chief Executive Officer
M.D.C. Holdings, Inc.
4350 South Monaco Street, Suite 500
Denver, Colorado   80237

> RE: **M.D.C. Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 5, 2010**
> **File No. 1-08951**

Dear Mr. Mizel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 9. Related Party Transactions, page F-32

1. Please provide us with a discussion of the accounting guidance you referred to in concluding it was appropriate to increase inventory by $20 million to correct the error. Explain why the original transfer of $28.6 million in land development improvements to the related party, in exchange for $8.9 million worth of bonds did not result in a loss of $20 million on the transaction. Explain how you arrived at the $400,000 charge to cost of sales.

2. You state on page 7 of your Form 10-Q for the quarter ended June 30, 2010 that the estimated cash flows from the bonds are ultimately based upon the Company's estimated cash flows associated with the building, selling and closing of homes in one of your Colorado subdivisions. Please tell us the material terms of the bonds (i.e. maturity dates, interest rate, etc.) and explain your accounting.

Item 15. Exhibits, Financial Statements Schedules.

3. We note that you incorporate the credit agreement filed as exhibit 10.1 from a Form 8-K filed on March 24, 2006. We also note it does not appear that you have filed on EGDAR all of the schedules and exhibits to the credit agreement. Please amend the Form 8-K to file a complete copy of the credit agreement, including all schedules and exhibits. Refer to Item 601(b)(10) of Regulation S-K.

14A filed March 1, 2010

Equity Ownership Guidelines, page 8

4. Please disclose in future filings whether your directors meet these guidelines. Please also advise us whether you have similar guidelines for named executive officers.

Compensation Policies and Practices and Risk Management, page 43

5. Please describe for us the process you undertook to reach the conclusion that your compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on your company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief